PRESS RELEASE

Schering AG increases sales in the US by 22%

Berlin, July 26, 2002 -Schering (FSE: SCH, NYSE: SHR) reported today that net sales rose 5 per cent year-on-year to EUR 2,540 million (US$ 2,540 million)* and 9 per cent after adjustment for currency effects in the first six months of 2002. Operating profit grew 9 per cent to EUR 398 million (US$ 398 million). Net income for the period increased by 6 per cent to EUR 279 million (US$ 279 million), adjusted for one-off effects in particular the sale of our 24%-interest in Aventis CropScience.

“We are well on track with our growth strategy and show strong volume growth especially in the US, where sales increased by 22 per cent in US dollar,”said Dr Hubertus Erlen, CEO and Chairman of the Executive Board of Schering AG. “Our growth rate is based on well-performing products such as Betaferon®, sales of which increased by 19 per cent, as well as on Yasmin®, whose share of new prescriptions has risen to 4.5 per cent in the US.”

“Despite a difficult economic situation which we had to digest in Argentina and Brazil, our operating profit of EUR 398 million represents an excellent increase of 9 per cent over the first six months of the previous year,”said Professor Klaus Pohle, CFO and Vice-Chairman of the Executive Board of Schering AG. “Excluding the expenditure in connection with the development of Leukine® in the Crohn's disease indication and one-off effects in the second quarter we still expect double-digit growth in operating profit and net income in 2002. We also anticipate a high single-digit increase in sales after adjusting for currency effects and excluding acquisition effects.”

Schering will hold a media conference call for journalists today at 10.00 hours CET. An analyst conference call will be held and webcast on our web-site www.schering.de at 16.00 hours CET.

Schering will publish its interim report for the first nine months of 2002 on Oct. 28, 2002.

Key figures in EUR million/US$ million* - Q1-2/2002 vs. Q1-2/2001

		Q1-2/2002	Q1-2/2001	change y-o-y	full y2001
Net sales		2,540	2,409	+5%	4,842
Operating profit		398	365	+9%	668
Net income	(absolute)	837	264	+217%	418
	(adjusted)**	279		+6%
Basic EPS (in EUR/US$)	(absolute)	4.24	1.33	+219%	2.11
	(adjusted)**	1.41		+6%

* Conversion rate EUR –US$ was the FX rate on June 30, 2002 (1 EUR = 1 US$/ 1 US$ = 1 EUR)

** Adjusted for one-off effects, in particular the sale of our 24% interest in Aventis CropScience

Key figures in EUR million/US$ million* - Q2/2002 vs. Q2/2001

		Q2/2002	Q2/2001	change y-o-y	full y2001
Net sales		1,298	1,252	+4%	4,842
Operating profit		185	173	+7%	668
Net income	(absolute)	696	138	+404%	418
	(adjusted)**	138		-
Basic EPS (in EUR/US$)	(absolute)	3.52	0.69	+410%	2.11
	(adjusted)	**	0.69		-

* Conversion rate EUR –US$ was the FX rate on June 30, 2002 (1 EUR = 1 US$/ 1 US$ = 1 EUR)** Adjusted for one-off effects, in particular the sale of our 24% interest in Aventis CropScience

The complete interim report and additional information can be found at: www. schering. de/eng

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control& Hormone Therapy, Diagnostics& Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R& D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

  This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

  Your contacts at Corporate Communication:

Business Communication: Oliver Renner , Tel.: +49-30-468 124 31, oliver. renner@schering. de

Business Communication: Dr Friedrich von Heyl, Tel.: +49-30-468 152 96; friedrich. vonheyl@schering. de Investor Relations: Peter Vogt, Tel.: +49-30-468 128 38; peter. vogt@schering. de

Your contacts in the US:

Media Relations: Jane Kramer, Tel: +1-973-487 2246, jane_kramer@berlex. com

Investor Relations: Joanne Marion, Tel: +1-973-87 2164, joanne_marion@berlex. com

Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG's plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F and Form 6-K reports filed with the U. S. Securities and Exchange Commission. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Interim Report First Six Months 2002

Q1-2/2002 at a glance

  Currency-adjusted sales up 9%

  22% growth in the US after adjusting for currency effects

  Operating profit up 9% despite negative currency effects

  Sale of Aventis CropScience finalized

Key data	EURm		Change	EURm		Change
	Q1-2/2002	Q1-2/2001	in %	Q2/2002	Q2/2001	in %
Net sales	2,540	2,409	+ 5%	1,298	1,252	+ 4%
Gross profit	1,921	1,814	+ 6%	973	938	+ 4%
Operating profit	398	365	+ 9%	185	173	+ 7%
Profit on ordinary activities	1,107	409	+ 171%	890	201	+ 343%
Net income	837	264	+217%	696	138	+404%
Cash flow	371	355	+ 5%	170	173	–2%

Basic earnings per share (EUR)	4.24	1.33	+ 219%	3.52	0.69	+ 410%
Number of employees (average)	25,883	24,747	+ 5%	–	–	–

Top-selling products			Sales Q1-2/2002	Change from Q1-2/2001
			EURm	absolute	currency-adjusted
1.	Betaferon®/Betaseron®	(therapeutics)	388	+19%	+21%
2.	Magnevist®	(diagnostics)	159	+4%	+8%
3.	Iopamiron®	(diagnostics)	144	–14%	–7%
4.	Ultravist®	(diagnostics)	126	+1%	+3%
5.	Diane®	(gynecology)	120	+11%	+15%
6.	Fludara®	(therapeutics)	87	+19%	+23%
7.	Microgynon®	(fertility control)	70	+1%	+9%
8.	Mirena®	(fertility control)	65	+42%	+44%
9.	Meliane®	(fertility control)	64	+2%	+11%
10.	Yasmin®	(fertility control)	62	>100%	>100%
11.	Femovan®	(fertility control)	52	–6%	+1%
12.	Climara®	(hormone therapy)	50	–6%	–2%
13.	Androcur®	(therapeutics, gynecology)	49	–5%	–2%
14.	Triquilar®	(fertility control)	42	–16%	–12%
15.	Betapace®	(therapeutics)	32	–47%	–46%
	Total		1,510	+7%	+11%
	Total as % of net sales		59%

In this Interim Report, percentage changes in our depiction of sales developments have been calculated on the basis of figures expressed in thousands of euros.

The Schering AG share

The Schering AG share clearly outperformed the relevant indices DAX, STOXX Healthcare and MSCI World Pharma&Biotech in the difficult market environment of the 2nd quarter. The share closed at the end of June at EUR 63.78, about 6% higher than at the beginning of the year. By contrast, the indices fell by an average of 15% over the same period.

On June 24, the German stock exchange in Frankfurt redefined the weighting of the companies in the DAX 30 index. It was adjusted to reflect the number of freely tradable shares (“freefloat”), and this had a positive effect on the Schering AG share's weighting. Because of its relatively high freefloat of about 88%, its weighting in the DAX 30 rose from 1.99% to 2.45%.

Schering AG share ratios	Q1-2/2002	Q1-2/2001	Q2/2002	Q2/2001	Year 2001
Basic earnings per share (EUR)	4.24	1.33	3.52	0.69	2.11
Cash flow per share (EUR)	1.88	1.79	0.86	0.87	3.30

	June 30, 2002	June 30, 2001	Dec. 31, 2001
Share price (EUR)	63.78	62.00	59.60
Market capitalization (EURm)	12,469	12,276	11,801
Equity (EURm)	2,894	2,502	2,556
Number of shares (in millions)	196*	198	198

* We bought back some of our own shares in the context of the acquisition of Collateral Therapeutics.

These shares have been back in free circulation since this transaction was concluded on July 2, 2002.

Business trends in the Schering AG Group

Q1-2/2002

Net sales by Region	EURm		Change from Q1-2/2001		% of total
	Q1-2/2002	Q1-2/2001	Total	Volume/Price	Currency	Q1-2/2002	Q1-2/2001
Europe Region	1,202	1,109	+8%	+10%	–2%	47%	46%
United States Region	632	527	+20%	+22%	–2%	25%	22%
Japan Region	276	315	–12%	–5%	–7%	11%	13%
Latin America/Canada Region	227	251	–10%	+7%	–17%	9%	10%
Asia/Middle East Region	121	111	+10%	+10%	0%	5%	5%
Other Activities	82	96	–15%	–15%	0%	3%	4%
Total	2,540	2,409	+5%	+9%	–4%	100%	100%

Q2/2002

Net sales by Region	EURm		Change from Q2/2001		% of total
	Q2/2002	Q2/2001	Total	Volume/Price	Currency	Q2/2002	Q2/2001
Europe Region	607	552	+10%	+11%	–1%	47%	44%
United States Region	321	286	+12%	+22%	–10%	25%	23%
Japan Region	157	175	–10%	0%	–10%	12%	14%
Latin America/Canada Region	117	131	–11%	+15%	–26%	9%	10%
Asia/Middle East Region	56	60	–7%	–5%	–2%	4%	5%
Other Activities	40	48	–16%	–17%	+1%	3%	4%
Total	1,298	1,252	+4%	+11%	–7%	100%	100%

Net sales

In the first six months of 2002, the Schering AG Group's sales rose 9% (after adjusting for currency effects) compared to the same period of the previous year, largely as a result of strong volume growth. Due to negative currency effects, the overall increase in sales was 5%. In the 2nd quarter, this negative currency trend particularly impacted our United States Region (–10%), Japan Region (–10%) and Latin America/Canada Region (–26%).

Due to continuing volume growth in the US, our sales in this Region rose despite the 20% decline in the value of the dollar against the euro. In Europe, the Region with the highest sales, we increased sales by 8%. In Japan, despite a good rate of volume growth, we recorded a 12% fall in sales as a result of negative currency effects and a government-imposed reduction in prices. In the Latin America/Canada Region, good volume/price developments were offset by substantial exchange-rate losses. As a result, we recorded an overall 10% fall in sales in this Region. In our Asia/Middle East Region, we achieved good growth amounting to 10% over the previous year.

Our MS product Betaferon® (+19%) proved its strength in an intensely competitive market. Yasmin® continued its success story and established itself as one of our ten top-selling products with sales of EUR 62 million. Mirena® achieved outstanding growth (+42%) in the first half of the year. In the field of oncology, the 19% increase in sales of Fludara® deserves special mention. Here, we further strengthened our position in hematological oncology by acquiring the product Leukine®, a support treatment that is already on the market.

Sales of Iopamiron® (–14%) fell after being exposed to ongoing negative price and currency effects. Triquilar® sales were 16% lower, mainly as a result of generic competition. In line with expectations, sales of Betapace® declined further due to the expiration of its market exclusivity (–47%). Despite a 2% fall in currency-adjusted sales, Climara® remains the leading patch for hormone therapy.

Operating profit and net income

The Schering AG Group continued its course of growth with an operating profit of EUR 398 million, an increase of 9% over the first six months of the previous year. After adjusting for one-off effects, in particular the sale of our 24-percent interest in Aventis CropScience, net income was EUR 279 million, 6% up on last year. The increase in net income was smaller than the increase in operating profit. This was largely due to Aventis CropScience's profit contribution (EUR 45 million), which was only received for the first five months of 2002 due to the sale of this investment, and was markedly down on the pro-rata result for the first six months of 2001 (EUR 82 million).

Sales trends by Region

Europe Region

Our business grew continuously in the Europe Region. Sales reached EUR 1,202 million, an increase of 8%, or 10% after adjusting for currency effects. Almost all the countries in the Region reported good volume growth. Germany and Eastern Europe again did particularly well with double-digit growth rates respectively.

Sales in the Fertility Control&Hormone Therapy business area rose 10% to EUR 468 million due to outstanding volume growth by our most important products. Sales of Mirena® were up 15%, and we expect this innovative intrauterine system to remain a source of strong growth in the future. Yasmin® continued its high pace of growth with an increase of EUR 11 million to EUR 23 million.

In the Specialized Therapeutics business area (sales: EUR 421 million) our intensive marketing measures are proving very successful. Sales of Betaferon® rose 13% to EUR 185 million. Both patients and physicians are becoming increasingly aware of the superior effectiveness of our high-dose MS product Betaferon®. Sales of Fludara® increased 20% to EUR 27 million.

Sales in Diagnostics&Radiopharmaceuticals were up 3% at EUR 233 million. The main contributor here was the above-average 17% increase in sales of magnetic resonance imaging agents.

Sales in the Dermatology business area remained virtually constant at the previous year's level of EUR 71 million.

United States Region

In the United States Region, despite negative currency effects, we succeeded in continuing our consistently high rate of growth in the first six months of the year by achieving excellent volume/price development. Sales rose to EUR 632 million, an increase of 20% (or 22% after adjusting for currency effects), even though the 2nd quarter in particular was seriously affected by currency (–10%).

Sales in the Fertility Control&Hormone Therapy business area went up 43% to EUR 123 million in the first six months of the year. This was largely the result of higher sales of the products we launched in 2001: Yasmin® (up EUR 33 million to EUR 38 million) and Mirena® (up EUR 11 million to EUR 15 million). Yasmin® accounted for a 4.5% share of new prescriptions in June 2002, making it the most successful market launch of an oral contraceptive in the United States in recent years.

In Specialized Therapeutics we increased sales by 16% to EUR 281 million. Part of this growth can be attributed to the introduction of a new formulation of Betaferon®, which was launched in the United States in May 2002. With this new formulation, Betaferon® has become the only MS product that can be stored at room temperature. This feature gives patients greater flexibility in their daily lives. Although some of the growth in sales of Betaferon® (+28% to EUR 167 million) was due to an increased demand among wholesale dealers relating to the introduction of this new formulation, most of the increase can be attributed to our intensified marketing activities. Despite growing competitive pressure on the MS market in the US, we still expect Betaferon® sales to grow in the low double-digit range over the year as a whole.

While sales of Betapace® have, as expected, continued to decline in the face of generic competition (–47%), we have been consistently expanding our product family in the field of hematological oncology. Fludara® recorded an increase of 23% to EUR 54 million after a strong 2nd quarter.

The 13% increase in sales in the Diagnostics&Radiopharmaceuticals business area to EUR 223 million was largely based on the excellent development of Magnevist® (+EUR 7 million), which showed solid volume growth of 15%. We also succeeded in raising sales of application technologies for contrast media by 15% to EUR 123 million.

In Dermatology, the newest business area in this Region, we increased sales from EUR 1 million to EUR 6 million. Finevin™, a product for the treatment of acne which was introduced in 2001, developed well with sales of EUR 4 million.

Japan Region

The decline in sales in the Japan Region was smaller in the first six months of 2002 (–12%) than in the 1st quarter (–15%), because demand recovered, as expected, after wholesalers had held back orders in the 1st quarter in anticipation of a government-imposed price reduction. This led to a marked improvement in the volume/price effect compared to the 1st quarter. With the economy in Japan still stagnating, the continuing fall in the exchange rate of the yen caused even stronger currency effects in the 2nd quarter, which reduced our sales by 7% for the first half of the year.

All Business Areas reported positive volume development in the 2nd quarter. Sales in the Fertility Control&Hormone Therapy business area rose 2% to EUR 14 million. Successful marketing activities enabled Triquilar® to benefit from the increasing acceptance of oral contraceptives in Japan (+22%). We strengthened our market leadership in this field further to reach a 36% market share.

In Specialized Therapeutics, Betaferon® continued to develop very positively with sales rising EUR 6 million to EUR 10 million.

Diagnostics&Radiopharmaceuticals, the Business Area with the highest sales in this Region, also recorded a recovery of sales with good volume growth: the currency-adjusted fall in sales came to –6% in the first six months of the year, following –10% in the 1st quarter. Iopamiron® took over the market leadership in the field of X-ray contrast media after steadily building up its market share over the last few years. This was partly due to our presence in the fast-growing field of multi-detector computer tomography.

Latin America/Canada Region

Sales in the Latin America/Canada Region fell by 10% to EUR 227 million. This decline was largely due to negative currency effects (–17%), which became even more severe in the 2nd quarter. In Argentina the devaluation of the peso alone led to a 61% fall in sales. By contrast, in Brazil, our strongest market in the Region, the negative effect of the exchange rate (–16%) was offset by positive volume/price effects. In Canada, the favorable volume/price development more than compensated for the negative currency effect and increased sales by 7%.

Sales in the Fertility Control&Hormone Therapy business area were 8% lower at EUR 155 million; after adjusting for currency effects, sales rose 10%. Sales of Diane® (+6%) and the newly introduced products Mirelle® and Mirena® developed positively.

Sales in Specialized Therapeutics were down 9% at EUR 36 million, although the currency-adjusted figures rose 7%. The 8% volume/price increase in sales of Betaferon® was particularly striking here.

In Diagnostics&Radiopharmaceuticals, sales fell 18% to EUR 18 million (–5% after adjusting for currency effects). The main cause here was the increasing generic competition for Iopamiron® in our business with public hospitals in Mexico.

Asia/Middle East Region

Sales in the Asia/Middle East Region rose 10% to EUR 121 million in the first six months of 2002. Growth was largely based on volume increases. Positive developments in Korea, Thailand and the Middle East made the biggest contribution to the rise in sales. Acyclic sales, which had caused an above-average increase in the 1st quarter, led, as expected, to a fall in sales in the 2nd quarter (–5% after adjusting for currency effects).

The Fertility Control&Hormone Therapy business area again recorded the strongest growth in the Region with an increase of 24% to EUR 50 million. In addition to our established products, new introductions such as Yasmin®, Meliane® and Mirena® were well received by the market.

Sales in Specialized Therapeutics were slightly higher than in the previous year at EUR 15 million (+ 2%); Betaferon® improved its sales by 18%. In the Diagnostics&Radiopharmaceuticals business area, sales were 4% down on the previous year at EUR 40 million. However, sales of Ultravist® rose by 5% to EUR 29 million. Dermatology developed well, growing 14% to EUR 8 million.

Sales trends by Business Area

Q1-2/2002

Sales by Business Areas and important indication areas*	EURm		Change from Q1-2/2001			% of total
	Q1-2/2002	Q1-2/2001	Total	Volume/Price	Currency	Q1-2/2002	Q1-2/2001
Fertility Control&Hormone Therapy	825	750	+10%	+15%	–5%	32%	31%
Fertility control	635	554	+15%	+20%	–5%	25%	23%
Hormone therapy	187	192	–3%	+3%	–6%	7%	8%
Specialized Therapeutics	814	745	+9%	+12%	–3%	32%	31%
Central nervous system (CNS)	431	373	+16%	+18%	–2%	17%	15%
Cardiovascular	100	119	–17%	–14%	–3%	4%	5%
Oncology	207	175	+18%	+22%	–4%	8%	7%
Diagnostics&Radiopharmaceuticals	698	701	–1%	+3%	–4%	28%	29%
X-ray contrast media	328	358	–8%	–3%	–5%	13%	15%
MRI contrast agents	166	156	+6%	+10%	–4%	7%	6%
Radiopharmaceuticals	77	77	0%	+1%	–1%	3%	3%
CM application technologies	123	106	+15%	+18%	–3%	5%	4%
Dermatology	116	116	0%	+7%	–7%	5%	5%
Other sources	87	97	–10%	–9%	–1%	3%	4%
Total	2,540	2,409	+5%	+9%	–4%	100%	100%

Q2/2002

Sales by Business Areas and important indication areas*	EURm		Change from Q2/2001			% of total
	Q2/2002	Q2/2001	Total	Volume/Price	Currency	Q2/2002	Q2/2001
Fertility Control&Hormone Therapy	419	380	+10%	+19%	–9%	32%	30%
Fertility control	324	285	+14%	+22%	–8%	25%	23%
Hormone therapy	93	92	+1%	+10%	–9%	7%	7%
Specialized Therapeutics	419	393	+7%	+13%	–6%	32%	31%
Central nervous system (CNS)	226	192	+18%	+24%	–6%	17%	15%
Cardiovascular	50	74	–34%	–29%	–5%	4%	6%
Oncology	106	88	+20%	+28%	–8%	8%	7%
Diagnostics&Radiopharmaceuticals	357	369	–3%	+4%	–7%	28%	30%
X-ray contrast media	171	188	–9%	–2%	–7%	13%	15%
MRI contrast agents	83	83	0%	+7%	–7%	6%	7%
Radiopharmaceuticals	37	38	–2%	+2%	–4%	3%	3%
CM application technologies	64	58	+9%	+19%	–10%	5%	5%
Dermatology	61	62	–2%	+7%	–9%	5%	5%
Other sources	42	48	–12%	–14%	+2%	3%	4%
Total	1,298	1,252	+4%	+11%	–7%	100%	100%

* The indented figures do not add up to the total sales figures for the respective Business Area, because the total figures also include other indication areas

Fertility Control&Hormone Therapy

Despite negative currency influences (–5%), business again grew at a double-digit rate (+10%) – significantly faster than the market. Our innovative fertility-control products Yasmin® and Mirena® made the biggest contribution here. Yasmin® improved its market share across the board. In the United States, its share of new prescriptions rose from 3.8% in March to 4.5% in June. The level of acceptance of Mirena® continues to rise, especially since this innovative intrauterine system represents a safe alternative to sterilization.

Currency-adjusted sales in the hormone-therapy business rose 3%. We further expanded our core competence in the field of hormones for men by acquiring the marketing and distribution rights to the testosterone-replacement product Testogel®.

Specialized Therapeutics

Much of the strong growth in the CNS indication area stems from the excellent performance of Betaferon®. The introduction of a novel formulation, which makes it possible to keep the product at room temperature, gives Betaferon® patients greater flexibility in their daily lives. Betaferon® is the only approved MS product with this important advantage.

We are further strengthening the market position of Betaferon® with a number of initiatives. One of these, aimed at supporting patients with multiple sclerosis, is the establishment of beta centers, which offer MS patients information, communication and counseling. The first two centers were recently opened in the US (Houston and Detroit).

Our high-dose therapy approach was confirmed by the very positive results of long-term studies such as the independent INCOMIN study. In addition, we have commissioned a high-dose study called BEYOND, in which the effectiveness of a double dosage is being examined and compared with both the standard dose of Betaferon® and a rival product.

Much of the growth in oncology (+18%) stemmed from the launch of Campath®/MabCampath™(EUR24 million) in the United States and Europe. With this preparation we can offer leukemia patients an additional life-prolonging treatment option, the effectiveness of which was substantiated by study data published in May.

The introduction of Zevalin™, the first radio-immunotherapy for certain forms of non-Hodgkin's lymphoma, for which we own the worldwide marketing rights outside the US and Canada, has been delayed in Europe because of a supplier's technical problems with production. We expect the product to be launched in Europe in the second half of 2003.

In July, we finalized the takeover of the distribution and production rights to Leukine®. This product for support therapy in hematological oncology will strengthen our market position and add an innovative technology platform to our biotechnological development portfolio.

Diagnostics&Radiopharmaceuticals

In the Diagnostics&Radiopharmaceuticals business, positive volume/price effects of +3% almost offset the negative currency effects (–4%).

The negative exchange-rate development in Japan had the greatest impact on the field of X-ray contrast media, where sales of Iopamiron® fell by 14%.

Sales of our leading MRI contrast agent Magnevist® developed very positively (+4%, or +8% after adjusting for currency effects). Here, we recorded an increase in demand, particularly in the United States and Europe. Our new MRI contrast agent Gadovist® has also been well received by the market and is showing a favorable development.

Dermatology

Positive volume/price increases offset negative currency effects in the Dermatology business area. Sales of Skinoren®, a product for the treatment of acne, rose by 39% in connection with its launch in the US (under the trade name Finevin™). Advantan® also continued to develop positively. In June 2002, we terminated our agreement with DUSA Pharmaceuticals on the marketing and development of the Levulan® PDT system, since the product has failed to meet our sales expectations. In future, we will concentrate our resources on other promising development products against diseases such as rosacea, psoriasis and atopic dermatitis.

Acquisitions and partnerships

At the beginning of May Schering AG entered into an agreement with the US-based company Immunex Corporation on the purchase of the distribution and production rights to Leukine®. With this acquisition, Schering AG is strengthening its market position in the field of oncology. At the same time, Schering AG has taken over the ongoing clinical trials (Phase II) of Leukine® in a new indication, Crohn's disease, a chronic inflammatory disease of the digestive tract, for which there is currently no adequate treatment. The purchase price for the transaction was about US$380 million. There will be further milestone payments of up to US$90 million, if certain targets in the development and market launch of Leukine® are met in the Crohn's disease indication. The transaction was finalized on July 17, 2002. We expect sales of about US$50 million for the remaining five months of this year.

On July 2, the shareholders of Collateral Therapeutics approved the takeover of their company by Schering AG. The takeover has given a strong boost to our gene-therapy research in the cardiovascular field. Under the terms of the takeover, each Collateral shareholder received 0.1847 American Depositary Shares (ADS) in Schering AG for each Collateral share. This is the first time we have used our New York-traded shares as a means of payment. As a result of the transaction, Collateral has become a wholly-owned subsidiary of Schering AG.

Since the beginning of April, Schering AG's Finnish subsidiary Leiras Oy has been offering its trademark-protected DELVIVO™ technology to other companies. This polymer-based drug-delivery system, on which for example Mirena® is based, makes it possible to administer a drug's active ingredient to the body over long periods and in constant quantities. The kind of companies most likely to be interested in this innovative technology are international pharmaceutical and biotechnology firms, who want to benefit from this new long-term method of administering pharmaceutical active ingredients.

Capital expenditure

Capital expenditures in 2002 will total EUR 290 million, a considerable increase on the EUR 229 million spent in 2001. This is mainly attributable to increased spending on production facilities due to a higher demand for our products. Of this investment, 58% will relate to Germany, and 14% to the remaining countries of the European Union and the United States respectively.

In Europe we have started to extend capacity in our plants at Weimar, Germany, and Lys-Lez-Lannoy, France. At the Bergkamen site in Germany we are continuing the expansion of chemical and microbiological active-ingredient production. In Finland we intend to expand capacity at the Turku site in view of the planned use of our Finnish subsidiary Leiras Oy's innovative DELVIVO™ technology.

Furthermore, we plan to enlarge our biotechnological development facility in Richmond, California.

Divestments

Following clearances from various authorities, the sale of Aventis CropScience to Bayer AG, Germany, was finalized in early June. Schering AG received EUR 1.5 billion for its 24-percent stake. This transaction is a further step in focusing business on our core competences and sustainably increasing shareholder value. Schering AG will spend the proceeds on strategic acquisitions – some of which have already been made – and on strengthening internal growth potential.

As part of a collaboration scheme, Schering AG has transferred responsibility for the distribution of Refludan® in all countries outside the US and Canada to the Colorado-based Pharmion group. Schering AG will concentrate on distribution in North America, where Refludan® perfectly supplements our product portfolio. The aim of the partnership with Pharmion is to realize the full value of our portfolio. Worldwide sales of Refludan® totaled EUR 21 million in 2001, 70% of which was generated in North America.

In the context of the strategic reorganization of the German companies of the Schering AG Group, in late May it was agreed that the Italian company Chiesi Farmaceutici S.p.A. would take over the family-doctor business of the Schering AG subsidiary Asche AG, Hamburg. Asche AG generated sales of approximately EUR 22 million with its family-doctor business in 2001.

New member of the Executive Board

On April 12, the Supervisory Board appointed Dr Jörg Spiekerkötter as a deputy member of the Executive Board of Schering AG. Dr Spiekerkötter has been Head of Finance since 1999. He will initially be responsible for personnel. When Professor Klaus Pohle retires from the Executive Board after his term of office expires in April 2003, Dr Spiekerkötter will in addition take over as Chief Financial Officer of Schering AG.

Personnel

Personnel	Q1-2/2002	Q1-2/2001	Change	Year 2001
Employees *	25,883	24,747	+5%	25,056
Personnel costs in EURm**	807	760	+6%	1,531

* Average

** Wages and salaries, social security and support payments, pensions

Number of employees (average)	Q1-2/2002	Q1-2/2001	Change
Corporate services	8,130	7,607	+7%
Europe Region	8,123	8,003	+1%
United States Region	3,241	2,949	+10%
Japan Region	1,639	1,749	–6%
Latin America/Canada Region	2,510	2,482	+1%
Asia/Middle East Region	1,488	1,334	+12%
Other employees	752	623	+21%
Total	25,883	24,747	+5%

The increase in personnel in Corporate services is largely the result of an increase in staff in Production and Research&Development. The increase in the United States Region reflects the expansion of our Fertility Control&Hormone Therapy sales force. The decline in staff numbers in Japan was due to the synergies following the merger of subsidiaries with Nihon Schering K. K. The average number of employees in Asia/Middle East increased as a result of the acquisition of the Chinese oncology-focused company Nanjing Xianhe Pharmaceuticals in mid-2001. The rise in Other employees resulted from the expansion of hormone production at our subsidiary Proquina in Mexico.

Consolidated Income Statements

(EURm)
	Q1-2/2002	Q1-2/2001	Change	Q2/2002	Q2/2001	Change	Year 2001
Net sales	2,540	2,409	+5%	1,298	1,252	+4%	4,842
Cost of sales	–619	–595	+4%	–325	–314	+4%	–1,215
Gross profit	1,921	1,814	+6%	973	938	+4%	3,627
Costs of
marketing and selling	–822	–774	+6%	–422	–412	+2%	–1,601
engineering and administration	–269	–256	+5%	–145	–136	+7%	–525
research and development	–450	–422	+7%	–229	–218	+5%	–864
Other operating expenses/income	18	3		8	1		31
Operating profit	398	365	+9%	185	173	+7%	668
Net income from investments	45	60	–25%	21	30	–30%	62
Interest result	–17	–28	–39%	–4	–16	–75%	–45
Other financial result	–8	12		–1	14		13
Income from disposal of Aventis CropScience	689	–		689	–		–
Profit on ordinary activities	1,107	409	+171%	890	201	+343%	698
Taxes on profit	–272	–141	+93%	–195	–61	+220%	–270
Income before minority interests	835	268	+212%	695	140	+396%	428
Minority interests in profits/losses	2	–4		1	–2		–10
Net income	837	264	+217%	696	138	+404%	418

Basic earnings per share (EUR )	4.24	1.33	+219%	3.52	0.69	+410%	2.11
Diluted earnings per share* (EUR )	4.22	1.33	+217%	3.51	0.69	+409%	2.10

* Diluted by stock options issued as part of Long-Term Incentive Plans for employees

Operating profit for the first six months of the year up 9%

Our gross profit (+6%) rose more strongly than sales due to the above-average growth of our newly launched products. Profit was burdened by an impairment loss of EUR 14 million related to the relinquishment of distribution rights to Levulan®. To some extent we were able to offset the negative currency effects with profits from exchange-rate hedging positions. Overall, operating profit for the first six months of the year rose 9% to EUR 398 million.

The profit contribution from Aventis CropScience for the period from January to May 2002 (EUR 45 million) was markedly down on the pro-rata result for the first half of the previous year (EUR 82 million). We set up adequate provisions to cover indemnities when calculating the profit from the sale of our interest in Aventis CropScience, which amounts to EUR 689 million.

The item Taxes on profit includes expenditure totaling EUR 131 million to cover tax risks connected to the sale of our interest in Aventis CropScience, and the cost of tax audits in Germany and Latin America. After being adjusted to take account of these amounts and the profit from the sale of Aventis CropScience, net income is 6% higher than the profit for the first six months of the previous year.

Consolidated Balance Sheets

(EURm)
Assets	June 30, 2002	December 31, 2001

Goodwill	344	374
Other intangible assets	260	280
Property, plant and equipment	1,183	1,260
Financial assets	138	666
Fixed assets	1,925	2,580

Inventories	931	881
Receivables and other assets	1,566	1,507
Marketable securities	278	103
Cash and cash equivalents	588	192
Other non-current and current assets	3,363	2,683
	5,288	5,263
Equity and liabilities

	June 30, 2002	December 31, 2001

Paid-up capital	528	528
Retained earnings
at January 1	2,028	1,769
Dividend payments by Schering AG for previous years	–164	–198
Net income	837	418
Change in market value of financial instruments	–15	32
Translation adjustments	–162	7
Purchase of treasury shares	–158	–
Retained earnings at June 30 / December 31	2,366	2,028
Shareholders' equity	2,894	2,556
Minority interests	20	15

Non-current provisions and liabilities	1,066	1,329
Current provisions and liabilities	1,308	1,363
Provisions and liabilities	2,374	2,692
	5,288	5,263

The main cause of the EUR 528 million fall in Financial assets was the sale of our interest in Aventis CropScience. Cash and cash equivalents and Marketable securities increased by EUR 571 million.

Non-current provisions and liabilities reflect the EUR 500 million reduction in provisions for pensions connected with a further allocation of funds to the “Schering Pension Trust”. This fall was partially offset by the provisions made to cover indemnities arising from the sale of our interest in Aventis CropScience.

The equity-to-assets ratio rose from 49% at the end of 2001 to 55% on June 30, 2002.

Consolidated Cash Flow Statements

(EURm)	Q1-2/2002	Q1-2/2001	Year 2001

Income before minority interests	835	268	428
Depreciation of fixed assets	145	151	286
Increase in long-term provisions	12	36	61
Other non-cash expenses and income	14	–100	–109
Result from disposal of fixed assets	–635	–	–13
Cash flows before working capital changes	371	355	653
Change in inventories and receivables	–233	–96	–72
Change in liabilities and provisions (other than long-term)	20	–12	89
Cash flows from operating activities	158	247	670

Purchase of fixed assets	–162	–157	–388
Proceeds from disposal of fixed assets	1,559	10	42
Purchase and sale of marketable securities	–197	21	300
Cash flow on acquisition of business net of cash acquired	–	–	–171
Cash flows from/used in investing activities	1,200	–126	–217

Dividends paid	–164	–198	–198
Change in financial liabilities	–129	–77	–37
Funding of “Schering Pension Trust”	–500	–	–300
Purchase of treasury shares	–158	–	–
Cash flows used in financing activities	–951	–275	–535

Net change in cash and cash equivalents	407	–154	–82
Effects of exchange-rate movements on cash and cash equivalents	–11	3	0
Cash and cash equivalents at January 1	192	274	274
Cash and cash equivalents at June 30 / December 31	588	123	192

Cash flows before working capital changes rose 5% compared to the previous year. The figure for funds tied up in inventories and receivables is higher than the change in the related balance sheet figures. This is due to the currency translation of the Change in inventories and receivables using the transaction exchange rates. In the case of important currencies such as the US dollar, these rates were higher than the balance sheet rates used to translate all the items on the balance sheet. The increase in inventories essentially results from the expansion of the production of drospirenone, the active ingredient of Yasmin®. Cash flows from operating activities are EUR 89 million lower than in the previous year.

The Proceeds from disposal of fixed assets reflect the sale of our interest in Aventis CropScience and real estate connected with the formation of the BioTechPark CharlottenBurg, Berlin. The Cash flows used in financing activities reflect the further allocation of funds to the “Schering Pension Trust” and the buying back of our own shares in the context of the acquisition of the company Collateral Therapeutics.

Segment reporting

(EURm)
Q1-2/ 2002	Segment net sales	Internal net sales	External net sales	Change year- on-year	Segment performance	Change year- on-year	Segment result	Change year- on-year
Europe Region	1,690	488	1,202	+8%	541	+10%	308	+16%
United States Region	635	3	632	+20%	168	+14%	51	+45%
Japan Region	277	1	276	–12%	101	–6%	42	+2%
Latin America/Canada Region	250	23	227	–10%	70	–19%	22	–57%
Asia/Middle East Region	126	5	121	+10%	48	+17%	23	+2%
Other Activities	137	55	82	–15%	45	–8%	18	–22%
Segment total	3,115	575	2,540	+5%	973	+6%	464	+6%
Research and development expenses	–	–	–	–	–450	+7%	–	–
Central production overheads and production variances	–	–	–	–	–59	–3%	–	–
Other	–	–	–	–	–66	–11%	–66	–11%
Schering AG Group	3,115	575	2,540	+5%	398	+9%	398	+9%

(EURm)
Q1-2/2001	Segment net sales	Internal net sales	External net sales	Change year- on-year	Segment performance	Change year- on-year	Segment result	Change year- on-year
Europe Region	1,562	453	1,109	+10%	492	+8%	266	0%
United States Region	530	3	527	+6%	147	–15%	35	+13%
Japan Region	315	0	315	+3%	107	–14%	41	–35%
Latin America/Canada Region	264	13	251	+14%	86	+10%	51	+6%
Asia/Middle East Region	114	3	111	+13%	41	+14%	23	+10%
Other Activities	137	41	96	+14%	49	+20%	23	+5%
Segment total	2,922	513	2,409	+9%	922	+1%	439	–3%
Research and development expenses	–	–	–	–	–422	+5%	–	–
Central production overheads and production variances	–	–	–	–	–61	+11%	–	–
Other	–	–	–	–	–74	–19%	–74	–19%
Schering AG Group	2,922	513	2,409	+9%	365	+2%	365	+2%

Segment performance and Segment result are presented on a consolidated basis to ensure comparability with external net sales. Segment performance is an internal financial reporting measurement utilized by our management. Under that approach, transfers from our centralized production facilities in Europe are charged to the segments at standard production cost. Research and development expenses are not included, as this function is managed on a worldwide basis.

The Segment result comprises Segment performance less an allocation of research and development expenses and central production overhead and production variances. Research and development expenses specifically attributable to individual segments were allocated directly, while all other expenses of our corporate research and development organization (such as general research, global development activities, and infrastructure) were allocated to the segments on the basis of sales. Central production overhead and production variances have been allocated on the basis of the production supplied from our central production facilities to the individual segments.

Outlook

In the current fiscal year, we expect the Schering AG Group to generate a high single-digit increase in sales after adjusting for currency effects and excluding acquisition effects. On the basis of the current exchange rates, we anticipate an increase in sales in the mid-single-digit range. Sales figures will vary considerably in our individual regional segments due to differing exchange-rate developments:

For the Europe Region we continue to expect solid and continuous growth in the upper single-digit range over the whole year.

For the United States Region, which is at the focus of our growth strategy, we still predict very strong sales growth of at least 15% over the previous year, despite negative currency effects. This expectation is based on the assumption that the euro will not substantially exceed parity with the US dollar.

Due to the difficult monetary environment and the price cuts imposed by the Japanese Ministry of Health, Labour and Welfare, we anticipate a high single-digit fall in sales (and a low single-digit fall after adjusting for currency effects) in the Japan Region compared to the previous year.

Sales development in the Latin America/Canada Region will be greatly influenced by the monetary crisis in Argentina, which in the meantime has started affecting other currencies in the area. In view of this worsening monetary situation, our overall expectation is an upper single-digit decline in sales despite good volume/price growth. However, we expect a solid single-digit increase in currency-adjusted sales figures.

In the Asia/Middle East Region we still expect excellent business development over the entire year and a high single-digit increase in sales.

The 3rd quarter's results will be burdened by writing off the part of the purchase price relating to acquired research-in-process in connection with the development of Leukine® in the Crohn's disease indication. These costs will provisionally amount to about EUR 230 million.

Excluding this expenditure and the other one-off effects in the 2nd quarter, we still expect double-digit growth in operating profit and net income for the 2002 fiscal year as a whole.

Berlin, July 18, 2002

Schering AG

The Executive Board

Review Report to the Interim Report

We have reviewed the accompanying balance sheet of the Schering AG Group at June 30, 2002, and the related statements of income and cash flows for period January 1 until June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements do not give in all material respects a true and fair view in accordance with International Accounting Standards.

Berlin, July 19, 2002

BDO Deutsche Warentreuhand Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Schulz, Wirtschaftsprüfer

Braasch, Wirtschaftsprüfer

Report of the Supervisory Board's Audit Committee

At the meeting held on July 22, 2002, the Executive Board submitted and explained to the Audit Committee of the Supervisory Board the Interim Report Q1-2/2002 and the auditors' Review Report. Business developments, the profit situation, and the financial position of the company were discussed. The Audit Committee approved the Interim Report.

Berlin, July 22, 2002

Chairman of the Supervisory Board

Dr Giuseppe Vita

Further information

Valuation and accounting principles

In the preparation of Interim Reports, we apply the same valuation and accounting policies as in the preparation of our Annual Financial Statements. Translation of the figures from companies outside the European Monetary Union is performed in accordance with the concept of functional currency. The closing-rate method is used for all such companies. The Interim Report complies with International Accounting Standard IAS 34.

Changes in consolidated companies

There were no significant changes in consolidated companies.

Currency translation

The exchange rates of the currencies that are of particular importance to the Group developed as follows:

	Balance-sheet rate (EUR)		Average rate (EUR)
	June 30, 2002	June 30, 2001	Q1-2/2002	Q1-2/2001
1 US dollar	1.00	1.18	1.11	1.13
1 pound sterling	1.54	1.66	1.60	1.62
1 Brazilian real	0.36	0.51	0.45	0.52
100 yen	0.85	0.95	0.86	0.93

Potential risks

In order to utilize the “Safe Harbor”provision of the U. S. Private Securities Litigation Reform Act of 1995, the Company is providing the following cautionary statement.

Certain statements in this Interim Report that are neither reported financial results nor other historical information are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from the past results). Although not exhaustive, the following factors could cause such differences: action by the Company's competitors or the failure of demand for the Company's products to develop as anticipated; legislative and regulatory changes and general changes in public health and approaches to health care and the treatment of disease; unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, or results that are inconsistent with previous results and the Company's expectations; the failure to obtain and maintain required authorizations from governmental authorities or the loss of or inability to obtain patent or trademark protection for products; the risk of substantial product liability claims; unexpected costs or difficulties in production or distribution or in integrating the business and operations of the Company. These factors and other factors that could effect these forward-looking statements are described in our Form 20-F and our Form 6-K reports filed with the U. S. Securities and Exchange Commission. The Company disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.